[GMH Communities Trust Letterhead]

October 12, 2006

U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Attn:       Jorge Bonilla

Senior Staff Accountant
Division of Corporation Finance

SENT BY FAX, OVERNIGHT MAIL AND EDGAR

Re:  GMH Communities Trust (the “Company”) File No. 1-32290

Dear Mr. Bonilla:

We are responding to the comments of the Staff of the U.S. Securities and Exchange Commission in your letter dated September 28, 2006, with respect to the following filings of the Company:

Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
Form 10-Q for the Quarterly Period Ended June 30, 2006

In response to your letter, set forth below are your comments in bold followed by the Company’s responses to your comments.

Form 10-K for the fiscal year ended December 31, 2005

Note 1 – Organization and Basis of Presentation, page 111

1.     Please explain to us how you considered the guidance in SFAS 133 and EITF 00-19 in determining the accounting for the warrant that was purchased by Vornado.

Pursuant to paragraph 11(a) of SFAS 133, a contract that is issued by an entity that is both (1) indexed to its own stock, and (2) classified as stockholders’ equity in its statement of financial position, is not considered a derivative for purposes of SFAS 133.  EITF 00-19 addresses how freestanding contracts that are indexed to, and potentially settled in, a company’s own stock should be classified and measured.  Pursuant to the guidance of EITF 00-19, contracts that require physical or net-share settlement, or contracts that give the issuer a choice of net-cash settlement or physical/net-share settlement, should be classified as equity.  Contracts that require net-cash settlement or that provide the holder a choice of net-cash, physical or net-share settlement should be classified as an asset or liability.

The warrant was issued by the Company and GMH Communities, LP (the “Operating Partnership”) to Vornado Realty, L.P. (“Vornado”) on July 27, 2004.  It was thereafter amended, though the amendments had no effect on the matters discussed herein.  The warrant entitled Vornado to purchase either limited partnership units (“Units”) from the Operating Partnership or common shares from the Company.  The warrant had no cash settlement features and required physical or net-share settlement.  In addition, the Company considered paragraphs 12-32 of EITF 00-19 and concluded that it met the criteria for equity classification.  Therefore, under EITF 00-19, the Company has determined that the warrant should be classified as equity and that it falls under the exemption provided by paragraph 11(a) of SFAS 133.

At the time of issuance of the warrant, the Operating Partnership held all the assets, and conducted all the operations, that were later acquired by the Company upon closing of its initial public offering on November 2, 2004, and therefore the Company ascribed the value of the warrant to the equity section of the Operating Partnership.  At the initial public offering date, the Company contributed cash from the offering proceeds to the Operating Partnership in return for its general partnership and limited partnership interests in the Operating Partnership, and the Company then included the warrant value in “Minority Interest” on the Company’s consolidated financial statements.  The warrant was fully exercised by Vornado on May 2, 2006 and no longer exists.

Note 2 – Summary of Significant Accounting Policies

Real Estate Investments and Corporate Assets, page 114

2.     Your accounting policy for assigning value to acquired identifiable intangible assets, consisting of in-place leases, suggests that you use a residual value methodology for valuing these assets.  Please explain to us how this accounting policy complies with paragraph 37e of SFAS 141 that requires that these assets be recorded at their estimated fair values.

The in-place leases related to properties acquired by the Company have been assigned a value based on their estimated fair values in accordance with SFAS 141.  The Company did not assign a value to the in-place leases using a residual value methodology, but rather estimated the incremental value of acquiring a building with in-place leases versus a vacant building.  The Company then ascribed the difference to the value of the in-place leases.

Note 4 – Investments in Military Housing Projects, page 122

3.     Please tell us how you complied with Rule 3-09 and 4-08(g) of Regulation S-X regarding your investments in unconsolidated subsidiaries.

As of December 31, 2005, the Company held equity interests in seven joint ventures that owned the Company’s military housing privatization projects in operation as of that date.

Under Rule 3-09, the significance of an individual investee or unconsolidated subsidiary is evaluated using the tests in Rule 1-02(w).  If the results are 20% or more, then the entity is considered significant under Rule 3-09.  The tests and results as they relate to the Company’s equity investment in the above-referenced joint ventures are as follows:

a.     Investment test – None of the Company’s investments in, and advances to, any of the equity investments was equal to or in excess of 20% of the Company’s total assets as of December 31, 2005.

b.     Asset test – This test is not applicable to equity method investments in 50% or less owned entities.

c.     Pretax net income test – The Company’s equity in the pretax income of each individual equity investment was not equal to or in excess of 20% of the Company’s total pretax net income for the year ended December 31, 2005.

Under Rule 4-08(g), the significance of a 50 percent or less owned person accounted for by the equity method is also evaluated using the tests in Rule 1-02(w).  If the results are 10% or more individually, or on an aggregated basis, then the summarized financial information as to assets, liabilities and results of operations as detailed in Rule 1-02(bb) is required to be included in the notes to the financial statements.  The tests and results as they relate to the Company’s equity investment in the above-referenced joint ventures are as follows:

a.     Investment test – None of the Company’s investments in, and advances to, any of the equity investments individually or in the aggregate was equal to or in excess of 10% of our total assets as of December 31, 2005.  The Company’s total investment represented 2.9% of the Company’s total assets as of that date.

b.     Asset test – This test is not applicable to equity method investments in 50% or less owned entities.

c.     Pretax net income test – The Company’s equity in the pretax income for one of the individual equity investments was in excess of 10% of the Company’s total pretax net income for the year ended December 31, 2005.   This investment accounted for 12.8% of the Company’s total pretax net income.  The Company’s equity in the pretax income of the remaining individually insignificant equity investments, when aggregated, amounted to 4.9% of the Company’s total pretax net income for the year ended December 31, 2005.

The Company will ensure that it complies with all requirements of Rule 3-09 and Rule 4-08(g) in its future filings with the Commission.  In particular, Rule 4-08(g)(2) requires summarized financial information in the Form 10-K if the applicable test is met, and the Company hereby undertakes to include that information in future Form 10-K filings, as appropriate.

4.     It appears that you own a 100% interest in GMH Military Housing-Fort Carson LLC (10% acquired in November 2003 and 90% acquired in November 2004).  Please explain to us your basis for accounting for this investment under the equity method rather than consolidation and refer us to the GAAP literature that supports this policy.

The Company has consolidated its 100% interest in GMH Military Housing-Fort Carson LLC.  This entity has no liabilities and its primary asset is its investment (representing a 10% interest) in Fort Carson Family Housing, LLC, which is the Company’s joint venture entity with the U.S. Department of the Army that owns the Fort Carson military housing project.  The Company will clarify this disclosure in future filings by stating that it has consolidated its investment in GMH Military Housing-Fort Carson LLC, and that its investment in Fort Carson Family Housing, LLC is accounted for under the equity method.

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The Company also acknowledges the following:

a.     the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

b.     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

c.     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 610-355-8277 if you should have any questions or comments with regard to these responses or require additional information.

Sincerely yours,

/s/ J. Patrick O’Grady

J. Patrick O’Grady
Executive Vice President and Chief Financial Officer

c:             Joseph M. Macchione, Esq.

Leslie S. Cohn, Esq.

Marina Dikos

Justin W. Chairman, Esq.